Exhibit (a)(2)

LETTER OF TRANSMITTAL

CUMULUS MEDIA INC.

TENDER OF OUTSTANDING OPTIONS PURSUANT TO
THE OFFER TO EXCHANGE
OUTSTANDING OPTIONS FOR RESTRICTED SHARES OF
CLASS A COMMON STOCK AND
OPTIONS EXERCISABLE FOR SHARES OF
CLASS A COMMON STOCK

DATED DECEMBER 1, 2008

THE RIGHT TO TENDER OUTSTANDING OPTIONS PURSUANT TO
THE OFFER WILL COMMENCE ON DECEMBER 1, 2008 AND
WILL EXPIRE AT 5:00 P.M., ATLANTA TIME,
ON DECEMBER 30, 2008 UNLESS THE OFFER IS
EXTENDED BY CUMULUS MEDIA INC.

Deliver to:

If by e-mail:	If by facsimile (fax):	If in person:
offer@cumulus.com	(404) 260-6914	to your local business manager

If you wish to tender your eligible options for exchange, you must properly complete, sign and return to us the signature page to this Letter of Transmittal either (1) electronically via e-mail as an attachment in Adobe PDF format to the e-mail address indicated above; (2) by facsimile transmission to the fax number indicated above; or (3) in person to your local business manager. In any event, this Letter of Transmittal must be received no later than 5:00 P.M., Atlanta Time on December 30, 2008 (or such later date and time to which we extend the Offer).

Capitalized terms not otherwise defined in this Letter of Transmittal have the same meaning as in the Offer to Exchange Outstanding Options for Restricted Shares of Class A Common Stock and Options Exercisable for Shares of Class A Common Stock, referred to as the “Offer to Exchange.”

You are not required to tender your eligible options. However, if you elect to participate in the Offer, you must tender all of your eligible options. By signing and returning this Letter of Transmittal, you hereby tender all your eligible options, as indicated on the signature page to this Letter of Transmittal.

You should rely only on the information contained in the Offer to Exchange, this Letter of Transmittal, or in documents to which we have referred you. We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your eligible options pursuant to the Offer. If anyone makes any such recommendation, you must not rely upon that recommendation as having been authorized by us.

If you properly complete and deliver this Letter of Transmittal by e-mail, facsimile or in person prior to the expiration of the Offer you will receive a confirmation of receipt via an e-mail. We recommend that you keep a copy of your completed Letter of Transmittal and your confirmation e-mail for your records.

IMPORTANT NOTE:  If you tender eligible options by submitting this Letter of Transmittal, any withdrawal of your election via submission of a properly completed and executed Withdrawal Letter must be submitted using the same method you used to submit this Letter of Transmittal. Regardless of the method you use to tender eligible options, you do not need to provide information or documents via another method as well.

*  *  *  *  *

To Cumulus Media Inc.:

By completing and delivering this Letter of Transmittal, I hereby tender to Cumulus Media Inc. (“Cumulus”) all of my eligible options to purchase shares of Class A Common Stock of Cumulus as indicated on the signature page hereto in exchange for restricted shares and new options, upon the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options for Restricted Shares of Class A Common Stock and Options Exercisable for Shares of Class A Common Stock dated December 1, 2008 (the “Offer to Exchange”), receipt of which I hereby acknowledge, and this Letter of Transmittal (which together constitute the “Offer”).

Subject to, and effective upon, acceptance for exchange of the eligible options tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), I hereby sell, assign and transfer to, or upon the order of, Cumulus, all right, title and interest in and to all the eligible options that are being tendered hereby. I hereby acknowledge that if I tender my eligible options, these options will be canceled and forfeited upon acceptance by Cumulus. I acknowledge that Cumulus has advised me to consult with my own personal advisors as to the consequences of participating or not participating in the Offer. I agree that this Letter of Transmittal is an amendment to my option agreement(s) with respect to such eligible options and, upon acceptance of my tendered eligible options by Cumulus, this Letter of Transmittal will render my option agreement(s) null and void.

I hereby represent and warrant that I have full power and authority to tender the eligible options tendered herewith and that, when and to the extent the same are accepted for exchange by Cumulus, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. I will, upon request, execute and deliver any additional documents deemed by Cumulus to be necessary or desirable to the options tendered

Except by delivery of a Withdrawal Letter prior to the expiration of the Offer as stated in the Offer to Exchange, this tender is irrevocable.

By execution hereof, I acknowledge and agree that:

(1) tendering my eligible options pursuant to the procedures described in Section 3 of the Offer to Exchange and the instructions hereto will constitute my acceptance of the terms and conditions of the Offer;

(2) Cumulus’s acceptance for exchange of eligible options tendered pursuant to the Offer will constitute a binding agreement between Cumulus and me upon the terms and subject to the conditions of the Offer;

(3) all information I provide in the Letter of Transmittal is being given with my consent for the express purpose of participating in the Offer and Cumulus may share any such information with third parties to the extent necessary to effect my participation in the Offer, including, without limitation, the grant of restricted shares or new options to me in exchange for my tendered eligible options;

(4) the restricted shares and new options that I will receive in exchange for my eligible options will be subject to vesting, forfeiture and other restrictions, including, without limitation, restrictions on sale, transfer, assignment, pledge or other encumbrances or dispositions, until such time as the restricted shares or new options vest and the restrictions lapse in the manner set forth in the restricted share award certificate and new option award certificate, as described in the Offer to Exchange;

(5) my awards of restricted shares and new options shall be governed by the restricted share award certificate and new option award certificate, respectively, and the Cumulus 2008 Equity Incentive Plan, and that I have received copies of each award certificate;

(6) the Offer is subject to the terms and conditions described in the Offer to Exchange;

(7) if I am a U.S. taxpayer, I agree not to file a Section 83(b) election with respect to the restricted shares granted to me in exchange for my tendered eligible options;

(8) Cumulus may amend the Offer at any time and, upon the occurrence of any of the conditions set forth in Section 6 of the Offer to Exchange, Cumulus may terminate the Offer and, in any such event, if the eligible options tendered herewith are not accepted for exchange, they will be retained by me; and

(9) if I accept the Offer and my employment or board service with Cumulus or one subsidiaries is terminated for any reason after such acceptance but prior to the expiration of the Offer, my tender of eligible options in the Offer will be canceled automatically, and my eligible options will remain outstanding in accordance with their current terms.

I understand that the public trading price of Cumulus Class A Common Stock will vary from time to time during the Offer period and after the Offer expires at 5:00 P.M., Atlanta time, on December 30, 2008 (or such later date and time to which Cumulus extends the offer), such that the public trading price of Cumulus Class A Common Stock could increase at some time during the Offer period or after the date my tendered eligible options are canceled pursuant to the Offer resulting in my financial position being less advantageous than if I had not accepted the Offer. By tendering the eligible options, I agree to hold Cumulus harmless for any actual or perceived loss suffered by me as a result of the variance in the public trading price of Cumulus Class A Common Stock during the Offer period and after expiration of the Offer.

The Offer is not being made to, nor will any tender of eligible options be accepted from or on behalf of, eligible option holders in any jurisdiction in which the making of this Offer or the acceptance of any tender of eligible options would not be in compliance with the laws of such jurisdiction.

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CUMULUS MEDIA INC. LETTER OF TRANSMITTAL

SIGNATURE PAGE

By delivery and execution hereof, I hereby agree to all the terns and conditions of the Offer.

Please sign and date in the spaces provided below.

I hereby tender all of my eligible options.

SIGNATURE OF OWNER

X
(Signature of Holder or Authorized
Signatory — See Instructions 1 and 3)

Date:  , 2008

Print Name:

Division/Title:

Home Address:

Home Telephone No. (with area code):

Work Telephone No. (with area code):

Cumulus E-mail Address:

Capacity (if applicable See Instruction 3.):

INSTRUCTIONS FORMING PART OF THE TERMS AND
CONDITIONS OF THE OFFER

1. Delivery; Letter of Transmittal; Withdrawal Letter.  You may tender your eligible options by completing this Letter of Transmittal, signing it and sending the properly completed and signed form to us by one of three methods described below. For your tender to be effective, we must receive your properly completed and signed Letter of Transmittal before the expiration of the Offer.

•	Tender by e-mail. You may tender your eligible options by e-mail by sending this properly completed and signed Letter of Transmittal by e-mail as an attachment in Adobe PDF format to the following e-mail address: offer@cumulus.com. You may submit this Letter of Transmittal by e-mail 24 hours a day, 7 days a week, at any time until the expiration of the Offer.

•	Tender by facsimile (fax). You may also tender your eligible options by transmitting this properly completed and signed Letter of Transmittal to us by facsimile (fax) to the following number: (404) 260-6914. You may submit this Letter of Transmittal by fax 24 hours a day, 7 days a week, at any time until the expiration of the Offer.

•	Tender in person. You may also tender your eligible options in person by delivering this properly completed and signed Letter of Transmittal to your local business manager in person (interoffice mail is not acceptable). Your local business manager will be available to accept your Letter of Transmittal from 9:00 A.M. to 5:00 P.M., local time, Monday through Friday (except for the Christmas holiday on Thursday, December 25, 2008), at any time until the expiration of the Offer.

If you tender eligible options by submitting this Letter of Transmittal, any withdrawal of your election via submission of a properly completed and executed Withdrawal Letter MUST be submitted using the same method you used to submit this Letter of Transmittal.

If you tender your eligible options but then wish to withdraw from the Offer, you may do so at any time prior to 5:00 P.M., Atlanta time on December 30, 2008 (or such later date and time to which we extend the Offer). If you wish to withdraw your eligible options, you must do so using the same method used to submit this Letter of Transmittal.

The method of delivery of all documents, including this Letter of Transmittal, is at the election and risk of the tendering option holder. In all cases, you should allow sufficient time to ensure timely delivery to ensure the Letter of Transmittal is received by 5:00 P.M., Atlanta time, on December 30, 2008 (or such later date and time to which we extend the Offer). If you deliver the Letter of Transmittal electronically via e-mail or by fax we recommend that you confirm that you have received a confirmation of receipt via e-mail; if you do not receive a confirmation of receipt, please call your local business manager to receive a confirmation.

2. No Partial Tenders.  You are not required to tender your eligible options. However, if you elect to participate in the Offer, you must tender all of your eligible options.

3. Signatures On This Letter Of Transmittal.  If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to us of the authority of such person so to act must be submitted with this Letter of Transmittal.

4. Requests For Assistance.  If you have questions about which of your stock options are eligible for the Offer or about tendering your eligible options, please contact Ray Perlock, Corporate Controller, at (404) 260-6714 during regular business hours through December 30, 2008 (or such later date to which we extend the Offer).

5. Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine all questions as to the whether anyone is an eligible employee, whether anyone who has chosen to tender eligible options has tendered an eligible options (as is required by the terms of the Offer to Exchange) and the validity, form, eligibility (including time of receipt) and acceptance of Letters of

Transmittal and Withdrawal Letters. Our determination of these matters will be final and binding on all parties. We may reject any Letter of Transmittal, Withdrawal Letter, or eligible options tendered to the extent that we determine they were not properly delivered or to the extent that we determine it would be unlawful to accept the tendered eligible options. We may waive any defect or irregularity in any Letter of Transmittal or Withdrawal Letter with respect to any particular eligible options or any particular option holder. No eligible options will be properly tendered until all defects or irregularities have been cured by the option holder tendering the eligible options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the exchange of any eligible options, and no one will be liable for failing to give notice of any defects or irregularities.

6. Important Tax Information.  Please refer to Section 13 of the Offer to Exchange for important tax information in connection with participating in the Offer.